SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

The Board of Officers of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors to hold meetings on November 21st, 2008, in order to discuss:

I. The payment of Interests on the Capital Stock qualified as complementary to the interest on capital declared and paid referred to the amounts accounted for on September 30th, 2008, to the shareholders, in the gross total amounts of R$169.2 million and R$81.8 million, and net total amounts of R$143.8 million and R$69.5 million, respectively to Unibanco and Unibanco Holdings, to be made on January 30th, 2009.

This payment, jointly with the payments occurred on April 30th, July 31st and October 31st, all of them net of income tax effects, corresponds, in Unibanco, to 35% of the net profits relating to the first nine months of the 2008 fiscal year , deducted from the legal reserve allocation. In the case the mergers of shares (“incorporação de ações”) of Unibanco and Unibanco Holdings be approved by the Extraordinary Shareholders Meetings to be held on November 28th, 2008, the dividends or interest on capital stock relating to the results incurred as from October 1st, 2008 shall be decided and paid by Banco Itaú Holding Financeira S.A. (which shall be denominated Itaú Unibanco Banco Múltiplo S.A.), as informed in the Companies Announcement released on November 12th, 2008.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0592286	0.0651515	0.0512781	0.0512781	0.1164296	1.1642960
Net amount	0.0503443	0.0553788	0.0435864	0.0435864	0.0989651	0.9896510
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

II. Should the proposals above of the Board of Officers be approved:

In Brazil, the date of November 21st, 2008, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock which will occur on January 30th, 2009. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from November 24th, 2008 on.

In the United States of America, November 26th, 2008 will be considered as “Record Date” for the purpose of complying with the obligations assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from November 24th, 2008 on.

São Paulo, November 17th, 2008.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05425-070- Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese.
If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.